August 28, 2017

Ms. Kimberly Browning
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:

MSS Series Trust; File No. 333-219416

Dear Ms. Browning:

On July 21, 2017, MSS Series Trust (the “Registrant” or the “Fund”) filed a combined Information Statement and registration statement on Form N-14 (the “N-14”).  The N-14 was originally filed pursuant to Rule 488 under the Securities Act with respect to the CCA Aggressive Return Fund.

Your comments are summarized below.  The Registrant has revised the N-14 in response to comments given by you via telephone to Cassandra Borchers, except as indicated.  Following each comment are the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf.  Capitalized terms used but not otherwise defined herein have the meaning ascribed to them in the document to which the applicable comment relates.  Registrant understands, in accordance with SEC’s public announcement on October 15, 2016, that management and the Registrant are responsible for the accuracy of the disclosures in the N-14.

General Comments

1.

Comment:  If any comments given by the Staff on the Registrant’s 485(a) filing for the New Fund are applicable to the N-14, please be sure they are addressed in the N-14.

Response:  Registrant has incorporated any applicable edits from the 485(a) into the N-14.

2.

Comment:  Please advise why there was no undertaking in the N-14 filing to file a final tax opinion upon the effective date of the Reorganization.

Response: Registrant will add such undertaking to the Pre-Effective Amendment filing.

3.

Comment:  Please confirm that Fund shares will not be sold until the reorganization goes into effect.

Response:  Registrant so confirms.

4.

Comment:  The staff does not believe the legal opinion and form of tax opinion filed comply with Staff Legal Bulletin No. 19: Legality and Tax Opinions in Registered Offerings.  Please revise to be sure the legal opinion references all applicable law and that it includes all necessary consents.  Please revise the form of the tax opinion to state that it can be relied upon by Fund shareholders.

Response: Counsel has revised the opinions accordingly.  The legal opinion references Ohio law and the following has been added to clarify that all required consents are provided:

“We consent to any discussion in the Trust’s Registration Statement on Form N-14 of this opinion, the reproduction of this opinion as an exhibit, and we consent to the Trust naming Thompson Hine LLP as legal counsel in the Registration Statement.”

The tax opinion has been amended to explicitly state that shareholders may rely upon it:

“Our opinions are being rendered to CCA Investments Trust and the Trust and their respective Boards of Trustees, and may be relied upon only by CCA Investments Trust and the Trust and their respective Boards of Trustees and by the shareholders of the Existing Fund, it being understood that we are not thereby establishing any attorney-client relationship with any shareholder of the Existing Fund.”

Shareholder Letter

5.

Comment:  In the shareholder letter, and in correspondence to the Staff, please expand upon the Existing Fund’s Agreement and Declaration of Trust requirements for shareholder approval of the Reorganization and address Ohio state law provisions related to such shareholder approval.

Response: CCA Investments Trust’s Agreement and Declaration of Trust (“Declaration of Trust”), Articles V and VII, states that a Reorganization may be approved by of a majority of the outstanding voting Shares.  This is consistent with Section 1746.18 of the Ohio Revised Code (“ORC”), which states that in connection with a merger, consolidation, sale or other disposition of assets, any business trust may be a party, with one or more other entities, to an agreement of merger, consolidation, or sale, or other disposition of all or substantially all of its assets, provided that the agreement of merger, consolidation, or sale, or other disposition is approved in the manner set forth in the trust instrument (in this case the Declaration of Trust) or, if the trust instrument contains no procedure for such approval, by the holders of a majority of the shares of the business trust at a meeting held for such purpose.  Section 5.5 of the Declaration of Trust permits any action taken by shareholders to be taken without a meeting if a majority of shareholders entitled to vote on the matter consent to the action in writing and such written consents are filed with the records of the meetings of shareholders.  A majority of the beneficial shareholders approved the Agreement and Plan of Reorganization pursuant to written consent dated June 30, 2017.  The Trust utilized a record date of June 28, 2017, which was within the 60-day time period required under Section 5.3 of the Declaration of Trust for record dates, which is also consistent the provisions of Ohio Revised Code 1701.45.

Additional details regarding the shareholder approval have been added to the Shareholder letter.

6.

Comment:  Please be sure all references to the “New Fund prospectus” are deleted, unless there is a final prospectus which is incorporated by reference.

Response:  Registrant has confirmed there are no references to a New Fund prospectus incorporated by reference.

7.

Comment:  Throughout the N-14, please be sure terms such as “we” and “us” are properly defined.

Response:  Registrant has made the requested change.

8.

Comment: Please confirm in your response to the Staff that the name of the Existing Fund and New Fund are the same, “CCA Aggressive Return Fund.”

Response:  Registrant confirms.

9.

Comment:  Throughout the N-14 filing, wherever Registrant references the Funds’ investment objective(s) and principal investment strategies being identical, please confirm that the principal investment risks, investment policies and any investment restrictions are also identical, or explain any material differences.

Response:  Registrant confirms that the that the principal investment risks, investment policies and any investment restrictions are also identical and has identified that information throughout the N-14.

Questions and Answers (“Q&A”)

10.

Comment:  In the Q&A, please be sure to address items 3(b) (Synopsis information) and Item 4 (Information about the Transaction) of Form N-14, and include a discussion of any material differences.

Response:  Registrant has reviewed and revised the Q&A to be sure all items required in items 3(b) and Item 4 have been addressed.  Registrant notes there are no material differences between the Funds.

11.

Comment:  Please discuss in more detail in what respects this Reorganization is on a tax-free basis.  Please confirm in the response letter to the Staff that the Reorganization will not result in capital gains. Please also include a synopsis highlighting any differences and discussing federal or other tax consequences.  This also relates to items 3(b) and 4(a)(5) of Form N-14.

Response: Registrant has revised the N-14 to clarify the tax-free nature of the transaction, including that no gains or losses (capital or otherwise) would be recognized by shareholders on the exchange of Existing Fund shares for New Fund shares in the Reorganization.  The N-14 has also been revised to state that there is not expected to be any repositioning of the Existing Fund’s portfolio in connection with the Reorganization. The revised Q&A is set forth below:

Q.   Will the Reorganization result in any federal tax liability to me?

A.         The Reorganization is intended to qualify for federal income tax purposes as a tax-free reorganization.  If the Reorganization so qualifies, the Existing Fund will not recognize any gain or loss on the transfer of its assets to the New Fund in the Reorganization, and the shareholders of the Existing Fund will not recognize any gain or loss ~~in the respective transactions~~ on the exchange of their Existing Fund shares for New Fund shares in the Reorganization.  Neither the Existing Fund nor the New Fund expects ~~T~~there will ~~is not expected to~~ be any portfolio repositioning in connection with the Reorganization.

12.

Comment:  Please confirm and state in the N-14 that the CCA Board approved the Reorganization because it is in the best interest of the Fund’s shareholders and the Fund.  In the shareholder letter and body of the prospectus, please define “Board.”

Response:  Registrant confirms and has revised the N-14 accordingly.

13.

Comment:  In the response letter to the Staff, please explain if the New Fund’s portfolio is subject to, or expected to, shift after the Reorganization.

Response:  Registrant does not expect the New Fund’s portfolio to shift because of the Reorganization.  However, CCA will continue an identical investment strategy and there may be adjustments in the normal course of such strategy.

14.

Comment:  In your response letter to the staff, please explain the details regarding the shareholder consent, in the context of state law, and clarify the timing of shareholder approval.  Please address specifically whether the CCA Investments Trust charter or bylaws are silent on approval requirements.

Response:  Please see response to Comment 5.

15.

Comment:  In the Q&A, please add an item to discuss the change in the adviser.  In your response letter to the Staff, please confirm there is no assignment or change of control (as defined in Section 15(a)(4) of the Investment Company Act of 1940, or the Investment Adviser’s Act of 1940) that is causing the New Fund to have a new adviser.

Response:  Registrant confirms there is no change in control that is causing the Existing Fund’s sub-adviser to serve as the New Fund’s adviser.  Registrant notes that CCA and its portfolio managers have been responsible for implementing the investment Strategy for the Existing Fund since inception.  Registrant has added a Q&A addressing the change from CCA as sub-adviser to sole adviser:

Q.   Why is there a change in the investment adviser to the Fund?

A.   Checchi Capital Fund Advisers, LLC (“CCFA”) serves as the investment adviser to the Existing Fund, but CCA serves as sub-adviser and manages the assets of the Fund.  The common owners of CCFA and CCA determined that it would be in the best interests of the Fund and its shareholders to continue after the Reorganization with a sole investment adviser and because CCA has managed the assets of the Fund since inception, they requested the MSS Board of Trustees approve CCA as the sole investment adviser to the New Fund.

16.

Comment:  In the Q&A please discuss the advisory fee and state if the advisory fee of the New Fund is identical to the advisory fee of the Existing Fund.

Response:  The requested revision has been made.  The New Fund has an identical advisory fee.

17.

Comment:  Please address in the response to the Staff why and how the new adviser intends to recoup fees waived or costs reimbursed prior to the Reorganization.  Will there be an assignment and assumption?    The Staff’s view is that such recoupments are not appropriate.  If this is intended, please disclosure what impact these recoupments will have on the shareholders of the New Fund and the Staff will want to look at the proposed arrangement and disclosures closely.

Response:  Because CCFA and CCA are under common control we believe an assignment and assumption of the existing Operating Expense Limitation Agreement, and tracking of prior recoupments is appropriate.

Corresponding disclosure has been added to the N-14.

18.

Comment:  On page 1 of the shareholder letter, it states, “In addition, we do not expect the Reorganization to cause the shareholders of the Existing Fund to recognize any federally taxable gains or losses.”  Please specify in the Q&A, if appropriate, that there will be no repositioning of the Existing Fund’s portfolio in connection with the Reorganization.

Response:  Registrant has specified in the Q&A:

Q. Will the Reorganization result in any federal tax liability to me?

A. The Reorganization is intended to qualify for federal income tax purposes as a tax-free reorganization.  If the Reorganization so qualifies, shareholders of the Existing Fund will not recognize a gain or loss in the transaction.  Neither the Existing Fund nor the New Fund expects there will be any portfolio repositioning in connection with the Reorganization.

19.

Comment: In the Q&A, page 3, please add “does” to “Therefore, the Reorganization does not require further approval…”

Response:  The requested edit has been made.

20.

Comment: In the second Q&A, please clarify that the CCA Board determined the Reorganization was in the best interest of both the Existing Fund and its shareholders.

Response:  The requested edit has been made.

21.

Comment: Consider breaking the third question into smaller questions or subparts.    Discuss (i) the advisory fee and (ii) information about the current sub-adviser becoming the adviser, in separate items so that the information is  more easily accessible.

Response:  The requested edits have been made:

Q.

Will the advisory fee and my expenses remain the same?

A.  Yes.  The advisory fee (equal to 0.75% of the Fund's average daily net assets) for the New Fund is identical to the advisory fee for the Existing Fund.  Your estimated total expenses of an investment in the New Fund will be identical to the current expenses of Institutional Class shares of the Existing Fund.  The CCA Trust Board has determined that Existing Fund shareholders may benefit by remaining invested in an open-end fund and avoid the tax consequences of liquidating or otherwise disposing of their shares.  Checchi Capital Advisers, LLC (“CCA”) currently manages the assets of the Existing Fund as sub-adviser and will continue to manage the assets of ~~,~~ the New Fund as ~~’s~~ sole investment adviser ~~(“CCA”)~~.~~, will be paid a fee equal to 0.75% of the New Fund's average daily net assets which is identical to the management fee currently paid by the Existing Fund.~~  Additionally, the Existing Fund’s adviser  ~~has,~~ and CCA with respect to the New Fund, have  ~~will,~~ contractually agreed to waive ~~reduce its~~advisory fees and to reimburse expenses~~, at least through [September 30August 31, 2018]~~ to ensure that total annual Fund operating expenses after fee waiver and reimbursement (exclusive of any 12b-1 fees, acquired fund fees and expenses, interest expenses, dividend expenses on short sales, taxes, brokerage commissions, expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation) will not exceed 0.90% of the average daily net assets attributable to the Fund.  The contractual expense limitation amount is identical with respect to the Existing Fund and the New Fund and CCA’s commitment to such expense limitation agreement will remain in effect for at least one year after the effective date of the New Fund.  CCFA intends to assign its rights and obligations under the existing expense limitation agreement to CCA, with the intention that CCA can recover any amounts waived or reimbursed under the original agreement, within the three-year period from the date of such waiver or reimbursement, provided that such amounts may only be recouped to the extent the Fund expenses would not exceed the lesser of the expense limitation agreement in effect at the time of the waiver/reimbursement, or the then-current expense limitation.  Shareholders of the New Fund may ultimately reimburse fee waivers or expense reimbursements that were incurred by the Existing Fund.

Q.   Why is there a change in the investment adviser to the Fund?

A.   Checchi Capital Fund Advisers, LLC (“CCFA”) serves as the investment adviser to the Existing Fund, but CCA serves as sub-adviser and manages the assets of the Fund.  The common owners of CCFA and CCA determined that it would be in the best interests of the Fund and its shareholders to continue after the Reorganization with a sole investment adviser and because CCA has managed the assets of the Fund since inception, they requested that MSS approve CCA as the sole investment adviser to the New Fund.

22.

Comment:  At the top of page 4, the last sentence of the first item on the page states, “As a result of the Reorganization, an Existing Fund shareholder may hold a smaller percentage of ownership in the New Fund than such shareholder held in the Existing Fund prior to the Reorganization.”  Please clarify why that is the case.

Response:  The requested revision has been made:

The New Fund will have an initial sole shareholder, as a result, an Existing Fund shareholder may hold a slightly smaller percentage of ownership in the New Fund than such shareholder held in the Existing Fund prior to the Reorganization.

23.

Comment:  On page 4, please expand the answer to the question Are the Fund’s Objectives and Strategies Different?, or add a new question to also address any differences in risks, investment policies or investment restrictions.

Response:  The requested revisions have been made:

COMPARISON OF THE EXISTING FUND AND NEW FUND

Investment Objectives and Principal Investment Strategies

This section will help you compare the investment objectives and principal investment strategies of the Existing Fund with those of the New Fund.  There are no material differences between the investment objective and principal investment strategies of the two Funds.  Please be aware that this is only a brief discussion.  More complete information may be found in the Existing ~~each~~ Fund's prospectus.

The New Fund’s and Existing Fund’s investment objective is identical:  to seek to provide long-term total return.  ~~Other than the investment advisory structure,~~ There are ~~is~~ no differences in the principal investment strategies, investment policies, restrictions, or principal investment risks of the Funds. CCA serves as the sub-adviser to the Existing Fund and sole investment adviser to the New Fund.  CCA has managed the assets of the Existing Fund since inception.

The principal investment strategies of both Funds are identical.  The ~~Each~~ Fund attempts to capture the performance of the “riskier” portion of the domestic and international equity and fixed income markets by employing an investment approach designed to focus on those securities that have the highest expected return sensitivity, as determined by CCA (the Existing Fund’s investment sub-adviser and New Fund’s sole investment adviser).  For this purpose, expected return sensitivity of a security is CCA’s estimation of the volatility of the security relative to the volatility of the global equity and fixed income markets.  CCA uses a proprietary scoring algorithm to rank the world’s investable equity and fixed income securities by expected return sensitivity.  CCA considers an equity security to be investable if the security is publicly traded and has a market capitalization of $50 million or more.  CCA considers a fixed income security to be investable if the security is rated CCC or higher by S&P or Caa2 or higher by Moody’s.  The algorithm uses fundamental and technical variables to score each security.  CCA periodically scores and ranks the securities in its universe of the world’s investable equity and fixed income securities, and divides the universe into market value deciles by score.

CCA manages ~~will manage~~  the ~~New~~ Fund to closely approximate the key characteristics of the top decile (i.e., the 10% of the world’s securities by market value that provide the highest expected return sensitivity based on the score).  For this purpose, CCA ~~will~~ invests in a sampling of securities that, in the aggregate, are selected to provide performance that corresponds generally to the performance of the top decile.  The securities in the top decile will change from time to time.  Every month, CCA conducts its periodic scoring and ranking of the universe and modifies the ~~New~~ Fund’s holdings accordingly.  CCA determines which securities to purchase or sell for the Fund each month based upon these rankings.  The mix between equity and fixed income securities is expected to vary significantly from time to time, and it is possible for the ~~New~~ Fund to be 100% invested in either asset class at any time.

It is likely that a substantial portion (25% or more) of the ~~New~~ Fund’s equity investments will consist of securities of companies with smaller market capitalizations (including mid cap, small cap and micro-cap securities) in developed and emerging countries, and that a substantial portion of the Fund’s fixed income securities will consist of securities rated below investment grade (BB+ or lower by S&P and Ba1 or lower by Moody’s), or so called “junk bonds,” of companies in developed and emerging markets. From time to time a substantial portion of the Fund’s equity investments may also be concentrated in a particular industry sector or sectors, such as real estate or technology. ~~The Fund may invest in fixed income securities of any maturity or credit rating.~~  The ~~New~~ Fund may also invest in exchange traded funds (ETFs) to gain exposure to a geographic or other sector of the markets if CCA deems it is more efficient to do so than to invest in individual securities.

The ~~Each~~ Fund may borrow money from banks to help manage Fund inflows and outflows, such as to avoid having to sell portfolio investments in order to meet net redemptions.  The Fund also may borrow money from banks to make additional portfolio investments when CCA ~~the sub-adviser~~ believes market conditions are appropriate. The ~~Each~~Fund may borrow an amount equal to as much as one-third of the value of its total assets (which includes the amount borrowed).

~~Comparison of Investment Objectives and Principal Investment Strategies~~

The Existing Fund is advised by CCFA and sub-advised by CCA.  The New Fund will be advised solely by CCA. ~~and t~~  The same portfolio managers will continue to be jointly and primarily responsible for the day to day management of the New Fund under CCA’s direction.  ~~Other than the advisory structure,~~CCA will serve as the sole investment adviser, otherwise there are ~~is~~no differences in the investment objective, principal investment strategies and risks, investment policies or restrictions of the Funds.

24.

Comment:  In your response letter to the Staff, please confirm that CCA is not going to seek any reimbursement from the Funds for the costs of the Reorganization.

Response:  Registrant confirms.

25.

Comment:  In the Q&A regarding federal tax liability, it states shareholders of the Existing Fund will not recognize a “gain or loss.”  Is this a reference to capital gains?  Please clarify.  Please also confirm in that item that neither the Existing Fund nor New Fund expect there to be a portfolio repositioning.

Response:  The requested revisions have been made.  See response to Comment 18.

Registrant confirms neither the Existing Fund or the New Fund expect there will be a portfolio repositioning.

Overview

26.

Comment:  On page 7, please include reference numbers for any documents incorporated by reference, as required by Instruction G and Rule 411.

Response:  The requested revisions has been made.

The Reorganization

27.

Comment: On page 10, there is a reference to the interests of shareholders in “each” Fund not being diluted as a result of the Reorganization.  Please clarify whether the CCA Board considered factors related to the New Fund shareholders in its deliberations.

Response:  Registrant has corrected the language from “each Fund” to “the Existing Fund.”

Investment Objectives and Principal Strategies

28.

Comment:  On page 11, and elsewhere in the N-14, there is a reference to a difference in the “investment advisory structure.”  Please clarify whether this refers to the change in the adviser or the advisory fees.

Response:  There is no change of control and the advisory fees charged to the Existing Fund and New Fund are identical.  The language has been clarified and the cited phrase removed.

29.

Comment:  Under Fees and Expenses on page 11, please add disclosure stating that fees and expenses are identical, please also disclose any items that may be recouped by the adviser.

Response:  The requested edits have been made.  See response to Comment 21.

30.

Comment:  Footnote 2 to the Fee Table indicates that “fee waivers and expense reimbursements are subject to possible recoupment from the Fund within the three years after the fiscal year end during which the fees have been waived or reimbursed.”  Under this agreement, it appears the recoupment period could extend beyond three years from the date fees were waived (and/or expenses reimbursed) by the Adviser.  Given this extension, the Fund may not include the “Fee Waiver and Expense Reimbursement” caption in its fee table, unless the Fund has conducted a Statement of Financial Accounting Standards No. 5 (“FAS 5”) analysis and concluded that recoupment is not probable, which should be confirmed in correspondence to the staff.  In addition, please confirm that the Fund has provided its auditor with the FAS 5 analysis.

Response:  The agreement and corresponding disclosure have both been revised to limit the recapture to three years from the waiver date, and therefore the FAS 5 analysis is not relevant.

31.

Comment:  Please add a footnote to the Fee Table that includes the conditional language that the Fund will only make repayments if they do not cause the Fund expense ratio to exceed either the current cap or the cap in effect when the expense was incurred.

Response:  The requested disclosure has been incorporated into footnote 2.

32.

Comment:  The Registrant has not identified any “key differences” as mentioned in the second sentence of the first paragraph between the Existing Fund and the New Fund other than the “investment advisory structure.”  Consider deleting the second sentence of the first paragraph and replacing it with a statement that there are no material differences between the investment objectives and principal strategies of the Existing Fund and the New Fund, or a statement saying that the investment objectives and principal strategies are identical.  Please delete the duplicate heading “Comparison of Investment Objectives and Principal Investment Strategies” at the bottom of page 14.

Response:  The requested revisions have been made.  See revised paragraph in response to Comment 23.

33.

Comment:  In the second paragraph, please clarify that are no differences in the investment policies and restrictions between the Existing Fund and the New Fund.

Response:  Registrant has revised the second sentence of the second paragraph to state as follows:

“~~Other than the investment advisory structure,~~ There are ~~is~~ no differences in the principal investment strategies, investment policies, restrictions or principal investment risks ~~or investment objectives~~ of the Funds.”

34.

Comment:  On page 14 under “Investment Objectives and Principal Investment Strategies,” third paragraph, please consider using shorter paragraphs, or creating a chart to show a side-by-side comparison, to make this section easier to comprehend.  Please make sure that phrases such as “riskier portion,” “vary significantly from time to time” and “corresponds generally” are clearly defined.  Finally, please confirm that all principal strategies are disclosed and summarized here and that the current disclosures are reflective of the Fund’s investment strategies.

Response:  Registrant confirms that all principal strategies are disclosed and summarized here and that the current disclosures are reflective of the Fund’s investment strategies.  The Section has been revised to clarify that the Funds are identical. See Response to Comment 23.

35.

Comment:  The first sentence of the fourth paragraph states, “It is likely that a substantial portion of the Fund’s equity investments . . .”   Explain the meaning of “substantial portion” as used in that sentence.  Make it clear if there are any material differences between the Existing Fund strategy and New Fund strategy.

Response:  See Response to Comment 34.

36.

Comment:  In the second sentence of that paragraph, the Registrant states that “[t]he Fund may invest in fixed income securities of any maturity or credit rating.”  If that includes securities that are distressed and that have entered default, please include the attendant risks.

Response:  Neither the Existing Fund or the New Fund invests in defaulted securities.  The sentence has been removed, and the Defaulted Securities Risk has been removed.

37.

Comment:  In that same paragraph, it also states that the New Fund, “may also invest in exchange traded funds (ETFs)…”  Please clarify whether this is a change in the investment strategy and whether the Acquired Fund Fees and Expenses (“AFFE”) of the New Fund may increase.

Response:  Registrant confirms there is no change from the Existing Fund strategy in the New Fund strategy and the AFFE is not expected to increase as a result of the Reorganization.  Registrant has revised the disclosure to clarify.

38.

Comment:  Please delete the redundant section heading at the bottom of page 14.

Response:  The requested revision has been made.

39.

Comment:  At the top of page 15, it states, “On August 31, 2017, the Fund was will..”. Please correct the typo.

Response: Registrant has deleted “was”.

40.

Comment:  Please confirm that the Fund has considered how it intends to meet its obligations under Section 18(f)(1) of the 1940 Act and disclose, on page 15, what the Funds will do when borrowing restrictions have been reached.

Response:  Registrant confirms it has adopted appropriate policies and procedures to address its obligations under Section 18(f)(1).  Registrant has added disclosure to reflect that if borrowing restrictions have been reached, the Fund shall reduce its borrowing within 3 days to the extent required to meet its asset coverage requirements.

41.

Comment:  Please clarify that page 16 discloses the principal risks of investment in the Funds and that there are no material differences between the Funds.  Remove the reference to “primary” risks.

Response:  Registrant confirms it has amended the disclosure on page 16 to state as follows:

“The ~~primary~~ principal risks of an investment in the Funds are shown below. There are no material differences between the principal risks of Existing Fund and the New Fund.”

42.

Comment:  Please verify that for every investment risk identified, there is a corresponding investment strategy.  Specifically address REIT and Real Estate Risk on page 17.

Response:  Registrant has added: From time to time a substantial portion of the Fund’s equity investments may also be concentrated in a particular industry sector or sectors, such as real estate or technology.

43.

Comment:  In the disclosure on Sector Risk on page 18, please explain if equity securities within the technology sector is a relevant disclosure.

Response:  While technology is merely an example of an industry sector, Registrant has revised the strategy to refer to this example.

44.

Comment:  In the paragraph with the heading  “Comparison of Risks” on page 18, please clarify that the Funds have identical risks or explain any material differences between the Funds’ risks.  On that same page, is a separate paragraph necessary?  Or have the comparisons of risks been addressed in a prior section?

Response:  Registrant has deleted the heading and clarified that the risks are identical.  The comparisons of risks is addressed in the prior section.

Performance History

45.

Comment:  There are three additional indexes beyond the main index listed in the Performance Table on page 19.  Please consider whether it is more appropriate to refer to the “Blended Index” as a “Customized Blended Index.”  If the Barclays Global Aggregate Bond Index is the main index, please explain why that index is more appropriate for the Fund than an Equity Index.  If the Blended Index is the main index, please confirm that it is permissible for a blended index to be the main index, and that it is not misleading.

Response:  Registrant has revised the disclosure to refer to a "Customized Blended Index."  Because the assets of the Fund may be either 100% fixed income or 100% equities at any given time, Registrant believes it is appropriate to include the largest constituent index from the Customized Blended Index as the primary index.

Management of the Funds

46.

Comment:  In the fourth sentence of the third paragraph under the heading, please confirm that the statement “ . . . if such payment is made within three years of the fee waiver or expense reimbursement . . .” is accurate.  Be consistent and accurate with prior disclosures related to the operating expense limitation agreement.

Response:  The disclosure accurately states the period for recoupment, which is three years from the date of the waiver or reimbursement.

Corresponding edits have been made throughout the N-14.

47.

Comment:  In the last sentence of the fourth paragraph, the Registrant states that “[f]or the fiscal year ended November 30, 2016, CCFA waived its entire advisory fee for the Existing Fund.”  Please note that the Staff takes the position that tacking any prior reimbursement amounts by the new adviser is not permissible and revise the disclosure accordingly.

Response:  Registrant notes that CCFA and CCA share common ownership and when advisory fees were waived by the Existing Fund, this included a waiver of CCA’s sub-advisory fees.  Furthermore, CCA is paying all expenses of the Reorganization and Registrant believes assignment and assumption of the operating expense limitation agreement and tracking any prior periods and recoupment amounts is appropriate under these circumstances.  Registrant has included more robust disclosure in the N-14.  Also, the Fund's investor base is CCA clients who have benefitted from these fee waivers and reimbursements and received investment advice under the fee waivers with respect to the portion of their assets invested in the Fund.  Furthermore, before CCA can begin to recoup any amounts, the New Fund Board (which is independent of CCA) would need to approve.

Portfolio Managers

48.

Comment:  Please state in the prospectus and SAI, as applicable, whether that the portfolio managers are “jointly and primarily responsible” for the day-to-day management of each Fund’s investments or state which portfolio manager is “primarily responsible.”

Response:  Registrant has revised the disclosure to clarify that the portfolio managers are jointly and primarily responsible for the day-to-day management of the Existing Fund and New Fund.

Purchase, Redemption and Pricing of Shares

49.

Comment:  In the last sentence of the second paragraph of the section, please clarify that the minimum initial investment is discussed is for the Institutional Share Class.

Response:  Registrant has revised the disclosure as follows:

“For the New Fund, the minimum initial investment is $100,000 for the Institutional Share Class ~~all accounts~~ and the minimum subsequent investment is $100.”

50.

Comment:  In the last paragraph of the section, please confirm that the Fund will price purchases after a shareholder’s order is received “in good order.”  Please clarify that orders must be received by 4:00 p.m. (Eastern Time) for that day’s NAV to apply.

Response:  The requested revisions have been made.

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Information Relating to the Reorganization

51.

Comment:  Please clarify that all “factors” described in this section are “material factors” and that all material factors and conclusions are properly disclosed in reasonable detail.  Disclose any considerations that might adversely affect the New Fund.  Explain why the Reorganization is not expected to result in any tax consequence to the shareholders of the Existing Fund as disclosed on page 27.

Response:  The requested revisions have been made:

•  The Reorganization is structured to be a tax-free reorganizations; therefore the Reorganization is not expected to be a taxable event for the, or result in any tax consequence (no gains or losses (capital or otherwise)) to the, shareholders of the Existing Fund;

52.

Comment:  Under the heading “Federal Income Taxes,” please state definitively whether there will or will not be any sale of securities by the Existing Fund prior to the Reorganization.  If so, describe what securities will be sold.

Response:  Registrant has revised the disclosure to reflect the fact that there will not be any sale of securities resulting from or in connection with the Reorganization.

53.

Comment:  Please update the total cost of the Reorganization as set forth on page 28.

Response:  Registrant does not yet know the total cost of the Reorganization and will insert the information in the definitive N-14.

Other Information

54.

Comment:  Please confirm and disclose which Fund will be the accounting survivor.

Response:  Registrant has clarified that the Existing Fund is the accounting survivor.

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If you have further questions, or require additional information, please contact JoAnn Strasser at 614-469-3265 or Cassandra Borchers at 513-260-4075.

Very truly yours,

/s/ Thompson Hine LLP

Thompson Hine LLP

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